As filed with the U.S. Securities and Exchange Commission on October 23, 2024

File No. 333-282505

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. 1

Post-Effective Amendment No.__

(Check appropriate box or boxes.)

Destra Investment Trust
(Exact Name of Registrant as Specified in Charter)

443 N. Willson Ave.

Bozeman, MT, 59715

(877) 855-3434

Robert Watson

Destra Capital Management LLC

443 N. Willson Ave.

Bozeman, MT, 59715

(Name and Address of Agent for Service)

Please send copies of all communications to:

Joshua D. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.

Title of the securities being registered: Class A shares, Class C shares and Class I shares of beneficial interest of each of the Destra AACA Opportunistic Real Estate Fund and Destra Futures Evolution Strategy Fund.

It is proposed that the filing will go effective on November 22, 2024,or as soon as possible after such date.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

Destra Investment Trust (the “Trust”) filed a registration statement on Form N-14 (the “Registration Statement”) (File No. 333-282505) on October 4, 2024, in connection with the reorganization of the Altegris/AACA Opportunistic Real Estate Fund and Altegris Futures Evolution Strategy Fund (each, File No. 333-122917) into newly created series of the Trust, Destra AACA Opportunistic Real Estate Fund and Destra Futures Evolution Strategy Fund, respectively.

Pursuant to Rule 473 under the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) is being filed for the sole purpose of designating November 22, 2024, or as soon as possible after such date, as the new effective date upon which the Registration Statement shall become effective.

This Pre-Effective Amendment incorporates by reference the information in Parts A, B and C of the Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Bozeman and State of Montana on October 23, 2024.

DESTRA INVESTMENT TRUST
(Registrant)

By:	/s/ Robert Watson
Robert Watson
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert Watson	President	October 23, 2024
Robert Watson

/s/ Derek Mullins	Chief Financial Officer	October 23, 2024
Derek Mullins

*John S. Emrich	Trustee	October 23, 2024
John S. Emrich

*Michael S. Erickson	Trustee	October 23, 2024
Michael S. Erickson

*Jeffery S. Murphy	Trustee	October 23, 2024
Jeffery S. Murphy

*Nicholas Dalmaso	Trustee	October 23, 2024
Nicholas Dalmaso

*By:	/s/ Robert Watson
Robert Watson
Attorney-in-Fact